UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ALJ REGIONAL HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

001627108

(CUSIP Number)

Jess M. Ravich

c/o ALJ Regional Holdings, Inc.
244 Madison Avenue, PMB #358
New York, NY 10016
Telephone:  (212) 883-0083

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2017

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001627108
1	NAME OF REPORTING PERSON Jess M. Ravich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,891,266
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,891,266
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,891,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.6%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 This percentage is calculated based upon 37,621,116 shares of the Issuer’s common stock issued and outstanding as of the date hereof.

Item 1.	Security and Issuer

This Schedule 13D (the “Statement”) relates to the shares of common stock (the “Shares”) of ALJ Regional Holdings, Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 244 Madison Avenue, PMB #358, New York, New York 10016.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Statement is being filed by Jess M. Ravich (“Ravich”), an individual.

(b) – (c)	Business address of Ravich:

244 Madison Avenue, PMB #358, New York, New York 10016

Ravich is currently the Executive Chairman of the Issuer.

(d) – (e)
During the last five years, Ravich has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ravich is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Ravich received a restricted stock grant of Shares on October 26, 2017 as compensation for services.

Item 4.	Purpose of Transaction

This Schedule 13D is being filed because the number of Shares beneficially owned by Ravich, including options vesting within the immediately following 60 days, totaled 5% or greater ownership interest in the Issuer as of October 26, 2017. On such date, Ravich acquired a restricted stock grant of Shares as compensation for services as Executive Chairman of the Issuer.  The information supplied in this Schedule 13D is provided as of October 26, 2017.

Except as set forth in this Item 4, the reporting person has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b)  The information required by Items 5(a)-(b) is set forth in lines 7-10 of the cover page hereto and is incorporated herein by reference.

(c)   Except as disclosed in Item 3, Ravich has not effected any transactions in the Shares during the past sixty (60) days.

(d)   Not applicable.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Ravich is a party to an option agreement and restricted stock grant agreements with the Issuer through which the options and restricted stock were acquired.

Item 7.	Materials to Be Filed as Exhibits

There are no materials required to be filed as Exhibits in connection with this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2017

By:	/s/ Jess M. Ravich
Name: Jess M. Ravich